Investment Advisory Agreement

Calvert Investment Management, Inc.

Calvert SAGE Fund

Addendum to Schedule A

As compensation pursuant to Section 4 of the Investment Advisory Agreement between Calvert Investment Management, Inc. (the "Advisor") and Calvert SAGE Fund dated November 4, 2008, and effective as of December 12, 2008, with respect to Calvert Equity Income Fund (the “Fund”), the Advisor is entitled to receive from the Fund an annual advisory fee (the "Fee") as shown below. The Fee shall be computed daily and payable monthly, based on the average daily net assets of the Fund.

Calvert Equity Income Fund:                                                0.50%

CALVERT SAGE FUND

BY:      /s/William M. Tartikoff

William M. Tartikoff

Vice President and Secretary

Calvert INVESTMENT MANAGEMENT, INC.

BY:      /s/Ronald M. Wolfsheimer

Ronald M. Wolfsheimer

Executive Vice President, Chief Financial and Administrative Officer

Effective Date: January 1, 2014